

USAA INVESTMENT SERVICES COMPANY

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2025

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: USAA Investment Services Company

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9800 Fredericksburg Road
(No. and Street)

San Antonio	TX	78288
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William S. White	(210) 620-7247	bill.white1@usaa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West, 401 9th Avenue	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William S. White _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of USAA Investment Services Company _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
William S White

Digitally signed by William S White
Date: 2026.02.24 08:50:13 -06'00'

Title:
President, USAA Investment Services Company

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Ernst & Young LLP
Suite 1901
111 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of USAA Investment Services Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of USAA Investment Services Company (the Company) as of December 31, 2025, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included



Ernst & Young LLP
Suite 1901
111 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2004.

February 23, 2026

Statement of Financial Condition

December 31, 2025

(Dollars in thousands, except share and per share amounts)

Assets

Cash	$	44,370
Current income tax receivable		1,366
Other assets		3,419
Total assets	$	49,155

Liabilities and Stockholder's Equity

Liabilities:

Payable to affiliates, net	$	6,790
Accrued personnel expenses		2,468
Accounts payable and accrued expenses		383
Other liabilities		1
Total liabilities		9,642

Stockholder's Equity:

Common stock, $0.01 par value; 1,000 shares authorized;		
100 shares issued and outstanding, voting		1
Preferred stock, 50,000 shares authorized;		
0 shares issued and outstanding		—
Additional paid-in capital		110,740
Accumulated deficit		(71,228)
Total stockholder's equity		39,513
Total liabilities and stockholder's equity	$	49,155

See accompanying notes to financial statements.

USAA INVESTMENT SERVICES COMPANY

Statement of Operations

Year Ended December 31, 2025

(Dollars in thousands)

Revenues		
Brokerage referral fees	$	8,357
Interest income		1,237
Other revenues		25
Total revenues		9,619
Expenses		
Advertising		2,712
Technology and communications		3,442
Compensation and benefits		14,302
Professional services		6,106
Insurance and bonds		145
Broker dealer, license and filling fees		502
Other operating expenses		7,551
Total expenses		34,760
Loss before income taxes		(25,141)
Income tax expense		14
Net loss	$	(25,155)

See accompanying notes to financial statements.

USAA INVESTMENT SERVICES COMPANY

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2025
(Dollars in thousands)

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2025	$ 1	$ 90,369	$ (46,073)	$ 44,297
Net loss	—	—	(25,155)	(25,155)
Capital contribution[1]	—	20,371	—	20,371
Balance at December 31, 2025	$ 1	$ 110,740	$ (71,228)	$ 39,513

[1]Amount includes $15,000 related to increase of capital from USAA Investment Corporation ("ICORP"), and $5,371 settlement under the tax allocation agreement for use of separate company losses in the consolidated tax return for USAA. See Note 2, Significant accounting policies and pronouncements, Section B, for additional information.

See accompanying notes to financial statements.

Statement of Cash Flows

Year Ended December 31, 2025

(Dollars in thousands)

Cash flows from operating activities

Net loss	$	(25,155)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred revenue earned		(7,000)
Net change in:		
Current income tax receivable		241
Other assets		(1,894)
Receivable from Schwab		(98)
Payable to affiliates, net		3,777
Accrued personnel expenses		2,087
Accounts payable and accrued expenses		(55)
Other liabilities		(420)
Net cash used in operating activities		(28,517)
Cash flows from financing activities		
Capital contribution		20,371
Net cash provided by financing activities		20,371
Net decrease in cash		(8,146)
Cash at beginning of year		52,516
Cash at end of year	$	44,370
Supplemental disclosure:		
Income taxes refunded	$	(109)

See accompanying notes to financial statements.

USAA INVESTMENT SERVICES COMPANY

Notes to Financial Statements

(Dollars in thousands)

(1) Nature of operations and basis of presentation

A. USAA Investment Services Company, ("ISCO", also referred to as "we", "us", or "our" unless otherwise denoted), is a wholly-owned subsidiary of USAA Investment Corporation ("ICORP"), which is a wholly-owned subsidiary of USAA Capital Corporation ("CapCo"), which in turn is a wholly-owned subsidiary of United Services Automobile Association ("USAA").

ISCO is a registered investment adviser and broker-dealer with the United States Securities and Exchange Commission ("SEC"), and a member of Financial Industry Regulatory Authority, Inc.

ISCO provides limited financial planning for which no fee is charged to any customer, in addition to referral and marketing services on behalf of Charles Schwab & Co. Inc. ("Schwab"), a registered investment adviser and broker-dealer.

An amendment to the 529 Plan Referral Agreement between ISCO and Victory Capital Services ("Victory Capital") was executed, which extended the agreement's term through May 26, 2025, and introduced a payment provision for services rendered under the agreement effective January 1, 2025.

B. Basis of presentation

The accompanying financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. These estimates are based on information available as of the date of the financial statements. Therefore, actual results could differ from those estimates.

(2) Significant accounting policies and pronouncements

Our significant accounting policies are discussed in the paragraphs detailed below and in Note 3 - Revenue.

A. Cash

Cash consists of funds on deposit with external financial institutions insured by the Federal Deposit Insurance Corporation. Amounts on deposit may exceed federally insured levels. We do not believe that we are exposed to significant risk on cash. ISCO had interest-bearing cash of $41,370 as of December 31, 2025.

B. Income taxes

ISCO is included in the consolidated federal income tax return filed by USAA. Taxes are allocated to the separate subsidiaries of USAA based upon a tax allocation agreement, whereby subsidiaries receive a current benefit to the extent that their losses are utilized by the consolidated group. However, for separate company financial statement purposes, our accounting policy is to report taxes on a separate company reporting basis. To the extent losses are utilized in the consolidated tax return, settlement under the tax allocation agreement for use of such losses are treated as capital contributions. Refer to the Statement of Changes in Stockholder's Equity for additional information. Separate company current taxes are computed at a 21% rate on regular taxable income adjusted for any consolidated benefits allocated to the subsidiaries.

(Dollars in thousands)

Deferred income taxes are recognized for the federal and state tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

We file separate company state tax returns or are included in unitary state returns, where applicable. State income taxes are allocated to state group members based on a tax allocation agreement for unitary jurisdictions and directly allocated for separate jurisdictions. The resulting state income taxes are reflected in the Statement of Operations.

Interest expense and interest income attributable to uncertain tax positions are recognized as a component of pre-tax income and expense. Penalties are classified as a component of income tax expense.

The One Big Beautiful Bill Act (“OBBBA”) was enacted on July 4, 2025. The new law makes permanent certain expiring business tax provisions of the Tax Cuts and Jobs Act (“TCJA”). These include provisions which allow businesses to immediately expense, for tax purposes, the cost of new investments in certain qualified depreciable assets and the cost of qualified domestic research and development. The OBBBA also imposes a floor on tax deductions taken on charitable contributions and significantly changes U.S. tax law related to foreign operations and certain tax credits. These items did not have a significant impact on our financial statements.

C. Advertising

Advertising costs are expensed as incurred. Advertising expense was $2,712 for the year ended December 31, 2025, and is disclosed in the Statement of Operations. Advertising consisted of social media, search engine advertising and associated agency fees. Production costs are part of the expense.

D. New accounting pronouncement issued and adopted

During 2025, we adopted the following Accounting Standards Update ("ASU"):

- ASU 2023-09, *Income Taxes (Topic 740)*

Information about this accounting update is described in more detail below.

ASU 2023-09 requires all entities that are subject to Topic 740, *Income Taxes*, on an annual basis disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. This ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. ISCO adopted the ASU prospectively effective January 1, 2025. While the adoption of this standard did not have an impact to our financial statements, it did result in additional disclosures.

E. New accounting pronouncements issued but not yet effective

The following accounting pronouncement has been issued but is not yet effective for us as of December 31, 2025:

- ASU 2024-03, *Disaggregation of Income Statement Expenses (Subtopic 220-40)*

Information about this accounting update is described in more detail below.

ASU 2024-03 requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments require that at each annual reporting period an entity disclose the amount of employee compensation, depreciation, and intangible asset amortization. Certain expenses that require disclosure under existing GAAP should be presented in the same tabular disclosure for each relevant expense caption in which the expense is recorded. The ASU also requires a qualitative description of amounts not separately disaggregated, and disclosure of total selling expenses along with an annual definition of selling expenses.

The amendments are applicable to all public business entities. The new accounting guidance is effective for annual periods beginning January 1, 2027, with early adoption permitted. The amendments in this ASU should be applied either prospectively or retrospectively. We will adopt ASU 2024-03 on January 1, 2027, on a prospective basis and it is not expected to have a material impact on our financial statement disclosures.

F.   Reportable segment

ISCO has one principal line of business that includes investment management services (referral and marketing) provided on behalf of Schwab and Victory Capital. The arrangement with Victory Capital ended May 2025. Referral fees earned from these entities constitute 100% of the third-party revenue included under *Brokerage referral fees* as reported on the Statement of Operations. Refer to Note 3 - Revenue for additional details. The accounting policies of the investment management segment are the same as those described above.

The President of the USAA Life Insurance Company ("Life Co.") has the ultimate responsibility for reviewing the operating results, determining the strategy of the investment management services business, and overseeing the budget of ISCO and therefore, is the Chief Operating Decision Maker ("CODM") of ISCO. Financial performance is measured and evaluated by management for this single line of business and the reported measures are used in deciding how to allocate resources and assess performance. The key measures of performance reviewed by the CODM include satisfaction scores for the primary investment management service providers and ISCO revenues, expenses, and pre-tax income. Refer to the Statement of Operations and Note 3 - Revenue, for additional detail.

(3) Revenue

Revenue is recognized when performance obligations under the terms of a contract with our customers are satisfied; generally, this occurs with the transfer of services. Costs associated with obtaining and fulfilling contracts are expensed as incurred. Our contracts do not contain significant financing components and we have elected to exclude all taxes from the measurement of the transaction price for revenue recognition consideration. In determining whether we are a principal or agent in a contract, we evaluate whether we have control of the specified service prior to its transfer to the customer. We have determined that we maintain control prior to transfer of the service, and serve as a principal in all contracts with customers, thus, associated revenue is presented gross in the accompanying financial statements.

(Dollars in thousands)

Brokerage referral fees represent fees charged for the long-term brokerage referral agreement with Schwab and the extension of the referral agreement with Victory Capital.

Interest income is earned from funds on deposit with financial institutions. Income is recognized monthly as earned.

Other revenues primarily represent funds escheated in USAA's name and claimed in 2025.

We fulfill our performance obligation on a continuous basis and recognize revenue over time as services are rendered. Referral revenue from Schwab includes fixed and variable components, related to amortization of deferred revenue and referral fees, respectively. Referral revenue from Victory Capital includes only fixed components.

Receivables associated with Schwab referral fees are settled after the end of the calendar year. Receivables associated with Schwab referral fees are presented in *Other assets* on the Statement of Financial Condition. Schwab referral fees receivable totaled $919 at January 1, 2025 and $1,017 at December 31, 2025. Based on historical collections, an allowance for credit loss was not deemed necessary at December 31, 2025. Receivables from contracts with customers do not contain expressed or implied warranties, and our customers do not have refund privileges. On May 26, 2020, we recognized deferred revenue as contract liabilities in the amount of $84,000 as part of the long-term brokerage referral agreement with Schwab. Deferred revenue was recognized on a straight-line basis over five years, beginning in June 2020 and ending in May 2025. The structure of our revenue agreements do not result in the recognition of contract assets as of December 31, 2025.

Revenue from contracts with customers is earned from third parties who are not members or subsidiaries of USAA. The following table disaggregates our third party revenue for the year ended December 31, 2025 by primary attributes:

	Revenue
Customer contracts	
Brokerage referral fees	$ 8,357
Other	
Interest income	1,237
Other revenue	25
Total other revenues	1,262
Total revenue	$ 9,619
Timing of service delivery - over time	
Brokerage referral fees	$ 8,357
Transaction pricing - fixed	
Brokerage referral fees	$ 7,320
Transaction pricing - variable	
Brokerage referral fees	1,037
Total customer contract revenue	$ 8,357

USAA INVESTMENT SERVICES COMPANY

Notes to Financial Statements

(Dollars in thousands)

(4) Related party transactions

A. General operations

USAA

We have contracted for certain services from USAA and certain of its subsidiaries, such as rental of office space, utilities, mail processing, technology and communications, printing, salaries, employee benefits, marketing, and corporate staffing services. Accordingly, we pay for these various services, and amounts owed are included in *Payable to affiliates, net,* and are generally settled monthly. The contracted services are based on affiliate agreements and allocations are based on various cost drivers. These expenses are recognized within various Statement of Operations lines.

In 2025, USAA changed its reporting of affiliate shared service costs. This change aligns allocated costs with direct costs for all service categories except for technology-related service expenses. The technology-related service expenses are reported under *Technology and communications* in the Statement of Operations.

Life Co.

We have contracted with Life Co. to receive certain business support services. Services include management and operations support as well as referral work performed by Life Co. employees. Accordingly, we pay for these various services, and amounts owed are included in *Payable to affiliates, net,* and are generally settled monthly. The contracted services and allocations are based upon various formulas and agreements and the amounts are included in *Other operating expenses* in the Statement of Operations.

CapCo

Under the terms of an intercompany funding agreement, as well as a separate Written Consent to Action by the Board of Directors, we are authorized to borrow up to $20,000 from CapCo. Borrowings under CapCo's intercompany funding agreement are made for short-term liquidity purposes. There were no borrowings during 2025. There is no commitment fee associated with this affiliate funding agreement.

FSB

We have contracted to provide certain record retention services pursuant to an agreement with USAA Federal Savings Bank ("FSB"), a wholly-owned subsidiary of CapCo. Under the terms of the agreement, FSB may require us to produce certain records and they are responsible for paying the costs of any subcontractor hired by us to perform such duties. There were no such services rendered in 2025. In addition, we have contracted for certain services with FSB for information technology ("IT") and business support. Those contracted services are based on agreed upon rates. Accordingly, we pay for these services, and amounts owed are included in *Payable to affiliates, net* and are generally settled monthly. The corresponding expenses are recognized in *Professional services* and *Other operating expenses* in the Statement of Operations.

Notes to Financial Statements

(Dollars in thousands)

Affiliate expense activity described above for the year ended December 31, 2025 is as follows:

	Expense
USAA	
General corporate expense allocation	$ 11,107
Life Co	
Business support services	7,096
FSB	
IT and business support services	232
Total	$ 18,435

Receivables and payables due from and to affiliates are presented on the Statement of Financial Condition on a net basis. At December 31, 2025, we had gross receivables from affiliates of $930 and payables to affiliates of $7,720 respectively.

B. Employee benefit plans

Defined benefit pension plan

Employees who were hired before June 1, 2007 or are employed on or after January 1, 2021 are covered under a defined benefit pension plan administered by USAA, which is accounted for on a group basis. Benefits accrued prior to September 1, 2007 are determined based on years of service and the employee's final average pay as defined in the plan.

Beginning January 1, 2021, all employees are eligible for a cash balance pension benefit under the same plan. Employees are fully vested in the cash balance pension benefit after completing three years of vesting service. Employees hired after January 1, 2021, become eligible January 1 or July 1 after one year of service and reaching the age of 21.

The total net pension benefit allocated to us, based on salary expense, was $15 in 2025.

Postretirement benefits plan

Substantially all employees hired prior to January 1, 2016, are eligible for certain medical and life insurance benefits provided for retired employees under a plan administered by USAA if they meet minimum age and service requirements and retire while working for us. The postretirement benefits cost allocated to us based on our number of eligible employees was $1 in 2025.

Defined contribution plans

Substantially all of our employees are eligible to participate in USAA's defined contribution plans. New participants are automatically enrolled with a contribution rate of 4%, which automatically increases to 6% upon their one-year anniversary, but can subsequently opt out or adjust the contribution rate. We match participant contributions two dollars for one dollar, up to a maximum of 8% of a participant's compensation. USAA will provide an employer match true-up feature, where USAA will calculate the match each eligible employee received and compare it to the match each eligible employee should have received based on total contributions for the year. If an adjustment is needed, eligible employees will receive a separate contribution in the following year, as soon as administratively possible. We contributed $162 to the USAA defined contribution plans during 2025.

An outside corporate trustee holds the funds for USAA's employee benefit plans.

(Dollars in thousands)

(5) Income taxes

The reported income tax expense for 2025 differs from the expected tax using the statutory rate of 21% as follows:

Loss before income taxes	$	(25,141)	
Income tax benefit at the statutory rate	$	(5,280)	21 %
Change in tax resulting from:			
Non taxable or non deductible items		1	— %
State income taxes, net of federal income taxes[1]		11	— %
Valuation allowance		5,282	(21)%
Income tax expense	$	14	— %

[1] State taxes in New York and Virginia made up the majority (greater than 50 percent) of the tax effect of this category.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2025, are presented below. Deferred tax assets and liabilities are valued at 21%, the rate at which they are expected to reverse in the future.

Deferred tax assets:		
Accrued bonus	$	502
Accrued expenses		12
State income taxes, net of federal income taxes		2,238
Loss carryforward		22,292
Other		2
Total gross deferred tax assets		25,046
Less: Valuation allowance		(24,630)
Total net deferred tax assets		416
Deferred tax liabilities:		
Depreciable assets and software		(416)
Total gross deferred tax liabilities		(416)
Deferred income tax liabilities, net	$	—

As of December 31, 2025, we had approximately $25,046 in gross deferred tax assets. These deferred tax assets include approximately $106,151 of federal net operating loss carryforwards and $30,908 of state net operating loss carryforwards. The federal net operating loss carryforwards do not expire and can be carried forward indefinitely. The state net operating losses begin to expire in 2031. It is management's position that it is more likely than not that ISCO's ordinary deferred tax assets will not be realized. ISCO does not have enough future taxable income and reversals of ordinary deferred tax liabilities to fully utilize its deferred tax assets. We have recorded a valuation allowance of $22,392 on the federal deferred tax assets and a valuation allowance of $2,238 on the state deferred tax assets on ISCO's standalone financials.

(Dollars in thousands)

The components of income tax expense for 2025 are as shown below:

Federal and state income tax expense:	Federal	State	Total
Current income tax expense	$ —	$ 14	$ 14
Total income tax expense	$ —	$ 14	$ 14

Aggregate cash refunded for income taxes during the year ended December 31, 2025 are shown below:

	Federal	State	Foreign	Total
Income taxes refunded	$ —	$ 109	$ —	$ 109

The jurisdictions with payments or refunds greater than or equal to 5 percent of total taxes paid net of refunds are:

	Total payment or (refund)
Oregon	$ (62)
Utah	(43)

Our Statement of Financial Condition includes the following income tax receivable and payable amounts:

Income tax receivable:	Federal	State	Total
Current income tax receivable	$ 975	$ 391	$ 1,366
Total income tax receivable, net	$ 975	$ 391	$ 1,366

We have reassessed our uncertain tax positions and, as of December 31, 2025, the balance of unrecognized tax benefits remains zero.

For 2025, the total amount of interest benefit attributable to uncertain tax positions recognized in the Statement of Operations is zero, and the total amount of interest payable recognized in the Statement of Financial Condition is zero. There is no amount of penalties attributable to uncertain tax positions recognized in the Statement of Operations, nor are there any penalties payable recognized in the Statement of Financial Condition.

The 2020 through 2025 tax years remain subject to federal examination and the 2014-2016 and 2020-2025 tax years remain subject to state examination.

(6) Regulatory matters and net capital

ISCO is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. We have elected to use the alternative method permitted by the rule, which requires that we maintain minimum net capital, as defined, of $250. As of December 31, 2025, our net capital was $34,688, which was $34,438 in excess of our minimum net capital requirement of $250.

ISCO does not claim a 15c3-3 exemption pursuant to footnote 74 to SEC Release 34-70073.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies. No transactions were executed in 2025 that would require these notifications.

(7) Commitments and contingencies

    A. Litigation, regulatory and other matters

    In the ordinary course of business, we are routinely involved in judicial, regulatory, and governmental inquiries and other proceedings or investigations. These matters arise during our business activities and include matters that have been self-identified. We establish accruals for such matters when potential losses associated with the matters become probable and estimable. As of December 31, 2025, there are no such matters which require accrual. Although we do not anticipate additional significant adverse effects on our financial position, results of operations or cash flows, we generally cannot predict the outcome of the pending matters, the timing of the ultimate resolution of these matters, or any eventual loss, fines or penalties related to each pending matter. We have not accrued for potential losses which are either probable but not yet estimable or which are only reasonably possible but estimable.

    B. Purchase obligations

    We have purchase obligations that represent long-term contractual arrangements to receive services related to IT and other third-party services. Future minimum purchase obligations under these noncancellable contracts were approximately $2,522 at December 31, 2025.

Supplementary Information

USAA INVESTMENT SERVICES COMPANY

**Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission**

As of December 31, 2025
(Dollars in thousands)

Net capital

Total stockholder's equity qualified for net capital	$	39,513
Deductions/charges:		
Nonallowable assets:		
Current income tax receivable		1,366
Other assets		3,419
		4,785
Other deductions/charges		40
Total deductions/charges		4,825
Net capital		34,688
Computation of alternative net capital requirement:		
Minimum net capital is calculated as the greater of $250 or 2 percent of aggregate debit items. The Company has no aggregate debit items, thus the minimum net capital required is $250.		250
Excess net capital	$	34,438
Net capital in excess of:		
120% of minimum net capital requirement	$	34,388

There are no differences between the preceding computation and our Part IIA of Form X-17A-5 as of December 31, 2025 filed on January 27, 2026.

USAA INVESTMENT SERVICES COMPANY

**Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission**

As of December 31, 2025

As of December 31, 2025, we did not claim a 15c3-3 exemption pursuant to footnote 74 to SEC Release 34-70073, because we limit our business activities exclusively to providing limited financial planning for which no fee is charged to any customer and referring securities transactions to other broker-dealers. We (1) do not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry Proprietary Securities Account of Brokers (PAB) accounts (as defined in Rule 15c3-3).

Exemption Report of USAA Investment Services Company and Report of Independent Registered Public Accounting Firm



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Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of USAA Investment Services Company

We have reviewed management's statements, included in the accompanying USAA Investment Services Company's Exemption Report, in which USAA Investment Services Company (the Company) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because, the Company limits its business activities exclusively to providing limited financial planning for which no fee is charged to any customer and referring securities transactions to other broker-dealers and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year ended December 31, 2025 without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2026



9800 Fredericksburg Road
San Antonio, Texas 78288

USAA®

USAA Investment Services Company's Exemption Report

February 23, 2026

USAA Investment Services Company (ISCO) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of our knowledge and belief, ISCO states the following:

1. ISCO does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2. ISCO is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because we limit our business activities exclusively to providing limited financial planning for which no fee is charged to any customer and referring securities transactions to other broker-dealers, and we (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period from January 1, 2025 to December 31, 2025 without exception.

I, William S. White, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

William S. White

William S. White
President, USAA Investment Services Company

Exception List Summary				
Reason for Delay	Check Count	Date Received	Date Returned/ Deposited	Business Days Delayed
None				